Exhibit (a)(3)





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June 21, 2001



TO:          UNIT HOLDERS OF BRAUVIN REAL ESTATE FUND L.P. 5

SUBJECT:     OFFER TO PURCHASE UNITS

Dear Unit Holder:

         As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer"), MP FALCON GROWTH FUND, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; MP VALUE FUND 7, LLC; MP VALUE FUND 4, LLC; MP DEWAAY FUND, LLC; MORAGA FUND 1, L.P; MORAGA GOLD, LLC; MP INCOME FUND 13, LLC; STEVEN GOLD and PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P. (collectively the "Purchasers") are offering to purchase up to 4,950 Units of limited partnership interest (the "Units") in BRAUVIN REAL ESTATE FUND L.P. 5, a Delaware limited partnership (the "Partnership") at a purchase price equal to:

                                  $100 per Unit

 The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in BRAUVIN REAL ESTATE FUND L.P. 5 without the usual transaction costs associated with market sales or partnership transfer fees.

In considering selling your interest in the Partnership, please review the following facts (which are based on information included in the Partnership's periodic public reports):

o In the definitive proxy solicitation sent out to investors on June 14, 1999, the General Partners requested the approval to sell all of the Partnership's assets for a minimum sale price of 70% of the cumulative appraised value of the Properties or $6,781,950. Subsequently, this request was approved. Therefore, if the Properties are sold for the minimum sale price, the Limited Partners would receive substantially less than the most recently published cumulative appraised value, which was the basis for the General Partner's estimate for distributions to limited partners.

o In the same proxy solicitation, the General Partners intended to conduct the sale in an aggressive and efficient manner, followed by timely distributions to Limited Partners. Accordingly, the General Partners established a time line of goals for completion of the sale of the properties, in which a final distribution to investors was to be paid by February 12, 2000. More than a year and a half since the General Partners received approval to sell the Partnership Properties NO Properties have been sold, despite the fact that several offers have been made.

o Over the past year, several of the Partnership's Properties have suffered substantially. The Crown Point Shopping Center lost a significant tenant representing 17% of the center. As a result, the Partnership decided to reconfigure the space into three smaller units, however, only one of the units has been leased as of March 31, 2001.

o The Sabal Palm Square lost its anchor tenant, Winn Dixie in 1998, and just received notice that Walgreens plans to vacate their space prior to the end of their lease term. Both tenants are liable for rent payments until 2005 and 2025, respectively. However, without taking into account the possible loss of Walgreens, the property has 62% of its rentable space vacant.

o Market conditions have weakened in several markets in which the Partnership has properties, therefore, resulting in lower than anticipated cash flows. Hence, the Partnership has not paid a distribution in over 7 years.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the Letter of Transmittal (printed on yellow



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paper) and Change of Address forms, and any other documents required by the
Letter of Transmittal, to the Depositary for the Offer at:

                           MacKenzie Patterson, Inc.,
                               1640 School Street
                            Moraga, California 94556
                            Telecopy: (925) 631-9119

         If you have any questions or need assistance, please call the Depository at 800-854-8357.

               This Offer expires (unless extended) July 27, 2001.






















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